EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Liberty Global, Inc.:
We consent to the use of our report dated March 11, 2005, except as to Note 23, which is as of April 27, 2005, and Notes 20 and 24, which are as of September 20, 2005, with respect to the consolidated balance sheets of Liberty Media International, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, comprehensive earnings (loss), stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2004, incorporated by reference in this registration statement on Form S-3 of Liberty Global, Inc., and to the reference to our firm under the heading “Experts” in this registration statement.
Our report refers to a restatement of the consolidated financial statements of Liberty Media International, Inc. as of and for the year ended December 31, 2004.
/s/ KPMG LLP
Denver, Colorado
October 6, 2005